CUSIP No. 152418109	Page 1 of 36 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SYNERGY FINANCIAL GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
87162V102
(CUSIP Number)
Mr. Phillip Goldberg
Foley & Lardner LLP
321 North Clark Street
Suite 2800
Chicago, IL 60610
(312) 832-4549
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 30, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 152418109	Page 2 of 36 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 299,746 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 299,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,746

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 3 of 36 Pages

1	NAME OF REPORTING PERSON Financial Edge - Stragegic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 139,404 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 139,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 4 of 36 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 140,321 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 140,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 5 of 36 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 999,293 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 999,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,293

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 6 of 36 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 140,321 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 140,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 7 of 36 Pages

1	NAME OF REPORTING PERSON John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,100 SHARED VOTING POWER 1,139,614 SOLE DISPOSITIVE POWER 3,100 SHARED DISPOSITIVE POWER 1,139,614

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 8 of 36 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,000 SHARED VOTING POWER 1,139,614 SOLE DISPOSITIVE POWER 2,000 SHARED DISPOSITIVE POWER 1,139,614

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,614

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 9 of 36 Pages

1	NAME OF REPORTING PERSON Archimedes Overseas Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 10 of 36 Pages

1	NAME OF REPORTING PERSON PL Capital Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 53,452 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 53,452

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,452

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 11 of 36 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 385,994 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 385,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 12 of 36 Pages

1	NAME OF REPORTING PERSON Advance Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 13 of 36 Pages

1	NAME OF REPORTING PERSON Padco Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 14 of 36 Pages

1	NAME OF REPORTING PERSON Peter Cocoziello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 15 of 36 Pages

1	NAME OF REPORTING PERSON Irving Smokler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 16 of 36 Pages

1	NAME OF REPORTING PERSON Irving A. Smokler Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 152418109	Page 17 of 36 Pages

1	NAME OF REPORTING PERSON Carol Smokler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 18 of 36 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed jointly by:

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”)

•	Archimedes Overseas Ltd., a Channel Islands company (“Archimedes Overseas”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and Investment Manager for PL Capital Offshore (“PL Capital”), Advance Capital Partners, LLC, a New Jersey limited liability company (“Advance Capital Partners”) and the Irving Smokler Revocable Trust Dated, a Florida trust (“Irving Smokler Trust”).

•	Padco Management Corp., a New Jersey corporation (“Padco”), the Managing Member of Advance Capital Partners

•	Peter Cocoziello, the President of Padco

•	Irving Smokler Trust

•	Irving Smokler, the co-trustee of the Irving Smokler Trust

•	Carol Smokler, the co-trustee of the Irving Smokler Trust

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP and Investment Manager for a separate account held by Archimedes Overseas (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore and as individuals.

CUSIP No. 152418109	Page 19 of 36 Pages

        All of the filers of this Schedule 13D are collectively the “PL Capital Group.”

        This Schedule 13D relates to the common stock (“Common Stock”) of Synergy Financial Group, Inc. (the “Company” or “Synergy Financial”). The address of the principal executive offices of the Company is 310 North Avenue East, Cranford, New Jersey 07016. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.	Identity and Background

        (a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore, Irving Smokler Trust and Advance Capital Partners; in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; PL Capital is also the investment manager for PL Capital Offshore; Messrs. Lashley and Palmer are members of PL Capital Offshore’s Board of Directors; PL Capital is also the investment manager for separate accounts held by Advance Capital Partners and Irving Smokler Trust; Messrs. Lashley and Palmer are members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP and investment manager for a separate account held by Archimedes Overseas; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        This statement is filed by Mr. Peter Cocoziello, with respect to the shares of Common Stock beneficially owned by Advance Capital Partners and Padco. Mr. Cocoziello is the President of Padco Management Corp., which is the Managing Member of Advance Capital Partners.

        This statement is filed by Dr. Irving Smokler and Mrs. Carol Smokler with respect to the shares of Common Stock beneficially owned by the Irving Smokler Trust.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of Archimedes Overseas is 40 Swiss Partner, 23 Schanzengraben, 8039 Zurich, Switzerland. Archimedes is an investment company.

CUSIP No. 152418109	Page 20 of 36 Pages

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The business address of Advance Capital Partners, Padco and Mr. Cocoziello is 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. Advance Capital Partners and Padco are engaged in various interests, including investments.

        The business address of the Irving Smokler Trust is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. The Irving Smokler Trust is engaged in various investment activities.

        The place of organization for each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Advance Capital Partners, Padco, Archimedes Overseas, Irving Smokler Trust and PL Capital Offshore is set forth in Item 1.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital and Goodbody/PL LLC. The principal employment of Mr. Cocoziello is real estate development and investment with Advanced Capital Realty Group, LLC, a real estate development and investment firm with a business address of 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. The principal employment of each of Dr. Smokler and Mrs. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the Group owns 1,143,517 shares of Common Stock of the Company acquired at an aggregate cost of $13,377,788.

        The amount of funds expended by Financial Edge Fund to acquire the 299,746 shares of Common Stock it holds in its name is $3,476,706. Such funds were provided from Financial Edge Fund’s available capital.

CUSIP No. 152418109	Page 21 of 36 Pages

        The amount of funds expended by Financial Edge Strategic to acquire the 139,404 shares of Common Stock it holds in its name is $1,575,177. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 385,994 shares of Common Stock it holds in its name is $4,639,299 Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by PL Capital Offshore to acquire the 53,452 shares of Common Stock it holds in its name is $600,170. Such funds were provided from PL Capital Offshore’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 140,321 shares of Common Stock it holds in its name is $1,547,191. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Advance Capital Partners to acquire the 19,500 shares of Common Stock it holds in its name is $250,265. Such funds were provided from Advance Capital Partner’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 3,100 shares of Common Stock he holds in his name is $36,505. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 2,000 shares of Common Stock he holds in his name is $24,475. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by the Irving Smokler Trust to acquire the 100,000 shares of Common Stock it holds in its name is $1,228,000. Such funds were provided from the Trust’s available capital.

        Archimedes Overseas Ltd. no longer holds any shares of Common Stock.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns Securities Corp. (“Bear Stearns”) or Citigroup Global Markets Inc. (“Citigroup Global”), if any, were made in margin transactions on those firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

CUSIP No. 152418109	Page 22 of 36 Pages

Item 4.	Purpose of Transaction

        In its previously filed Schedule 13D, the PL Capital Group disclosed that it acquired shares of Common Stock for investment purposes. The PL Capital Group now intends to influence the policies of the Company, including encouraging the management of the Company to use its excess capital to aggressively repurchase its Common Stock. The PL Capital Group believes that the Company should allocate at least $20 million to repurchase its shares, beginning immediately.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 11,453,266, reported as the number of outstanding shares as of October 31, 2005, on the Company’s Form 10-Q filed November 9, 2005.

        It should be noted that the PL Capital Group questions whether the Company has correctly calculated and disclosed the number of shares of Common Stock outstanding. In the Company’s Form 10-Q filed November 9, 2005, the Company apparently deducted 363,037 unallocated shares held by one of its employee benefit plans, the Restricted Stock Plan, from the total outstanding shares reported. We believe this is incorrect. We plan to share our question with management of the Company.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days:

CUSIP No. 152418109	Page 23 of 36 Pages

Date	Number of Shares Purchased/Sold	Price Per Share ($)	Total Cost($)
2005-11-30	75,000	$ 12.26	$919,525

2005-12-15	(50,000)	$ 12.24	($612,500)

2005-12-15	(1,197)	$ 12.40	($ 14,815)

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/Sold	Price Per Share ($)	Total Cost($)
2005-11-30	12,500	$ 12.21	$153,275

2005-11-30	37,500	$ 12.26	$459,775

2005-12-15	(25,000)	$ 12.24	($306,000)

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchases of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share ($)	Total Cost($)
2005-11-30	58,100	$ 12.24	$713,964

CUSIP No. 152418109	Page 24 of 36 Pages

(d)	Because they are the Managing Members of PL Capital, the general partner of Focused Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore made no purchases or sales of Common Stock in the past 60 days:

(d)	PL Capital is the investment manager for PL Capital Offshore. Because they are the Managing Members of PL Capital, and members of the Board of Directors of PL Capital Offshore, Messrs. Palmer and Lashley have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/Sold	Price Per Share ($)	Total Cost($)
2005-11-30	12,500	$ 12.21	$153,275

2005-11-30	37,500	$ 12.26	$459,775

2005-12-15	(25,000)	$ 12.24	($306,000)

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 152418109	Page 25 of 36 Pages

(F)	Archimedes Overseas

(a)-(b)	See cover page.

(c)	Archimedes Overseas made the following sales of Common Stock in the past 60 days:

Date	Number of Shares Sold	Price Per Share ($)	Total Proceeds ($)
2005-10-03	900	$12.20	$10,962

2005-10-04	3,900	$12.20	$47,500

2005-10-31	200	$12.20	$2,435

(d)	Goodbody/PL LLC is the investment manager for a separate account held by Archimedes Overseas. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct certain affairs of Archimedes Overseas. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Archimedes Overseas.

(G)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. PL Capital is the investment manager of PL Capital Offshore. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore.

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP and the investment manager of a separate account held by Archimedes Overseas. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP and Archimedes Overseas.

CUSIP No. 152418109	Page 26 of 36 Pages

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley purchased 2,000 shares of Common Stock on November 30, 2005 for $12.23, for a total cost of $24,475.

(K)	Advance Capital Partners

(a)-(b)	See cover page.

(c)	Advance Capital Partners made no purchases or sales of Common Stock in the past 60 days:

(d)	PL Capital is the investment manager for a separate account held by Advance Capital Partners. Because they are the Managing Members of PL Capital, Messrs. Palmer and Lashley have the power to direct certain affairs of Advance Capital Partners. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(L)	Padco Management

(a)-(b)	See cover page.

(c)	Padco Management has made no purchases or sales of Common Stock directly.

(d)	Padco Management is the Managing Member of Advance Capital Partners and it has the power to direct the affairs of Advance Capital Partners. Therefore, Padco Management may be deemed to share with Advance Capital Partners voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

CUSIP No. 152418109	Page 27 of 36 Pages

(M)	Mr. Peter Cocoziello

(a)-(b)	See cover page.

(c)	Mr. Cocoziello has purchased no shares of Common Stock directly.

(d)	Padco Management is the Managing Member of Advance Capital Partners. Mr. Cocoziello is the President of Padco Management. Because he is the President of Padco Management, Mr. Cocoziello is deemed to have the power to direct the affairs of Padco Management and Advance Capital Partners and is deemed to share voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(N)	Irving Smokler Trust

(a)-(b)	See cover page.

(c)	The Irving Smokler Trust purchased the following number of shares of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share ($)	Total Proceeds ($)
2005-12-15	100,000	$12.28	$1,228,000

(d)	Irving Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(O)	Dr. Irving Smokler

(a)-(b)	See cover page.

(c)	Irving Smokler has made no purchases of Common Stock directly.

(d)	Irving Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(P)	Mrs. Carol Smokler

(a)-(b)	See cover page.

(c)	Carol Smokler has made no purchases of Common Stock directly.

(d)	Carol Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

CUSIP No. 152418109	Page 28 of 36 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore, Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP and Archimedes Overseas, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 152418109	Page 29 of 36 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2005

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 30 of 36 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ARCHIMEDES OVERSEAS LTD.
By: GOODBODY/PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 31 of 36 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ADVANCE CAPITAL PARTNERS, LLC
By: PADCO MANAGEMENT CORP.
Managing Member
By: /s/ Peter Cocoziello
Peter Cocoziello
President

PADCO MANAGEMENT CORP.
By: /s/ Peter Cocoziello
Peter Cocoziello
President

IRVING SMOKLER REVOCABLE LIVING TRUST DATED OCTOBER 1, 1990
By: /s/ Irving Smokler
Irving Smokler, co-trustee
By: /s/ Carol Smokler
Carol Smokler, co-trustee

By:	/s/ John Palmer John Palmer

CUSIP No. 152418109	Page 32 of 36 Pages

By:	/s/ Richard Lashley Richard Lashley

By:	/s/ Irving Smokler Irving Smokler

By:	/s/ Carol Smokler Carol Smokler

By:	/s/ Peter Cocoziello Peter Cocoziello

CUSIP No. 152418109	Page 33 of 36 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  December 15, 2005

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 34 of 36 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ARCHIMEDES OVERSEAS LTD.
By: GOODBODY/PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 35 of 36 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ADVANCE CAPITAL PARTNERS, LLC
By: PADCO MANAGEMENT CORP.
Managing Member
By: /s/ Peter Cocoziello
Peter Cocoziello
President

PADCO MANAGEMENT CORP.
By: /s/ Peter Cocoziello
Peter Cocoziello
President

IRVING SMOKLER REVOCABLE LIVING TRUST DATED OCTOBER 1, 1990
By: /s/ Irving Smokler
Irving Smokler, co-trustee
By: /s/ Carol Smokler
Carol Smokler, co-trustee

By:	/s/ John Palmer John Palmer

CUSIP No. 152418109	Page 36 of 36 Pages

By:	/s/ Richard Lashley Richard Lashley

By:	/s/ Irving Smokler Irving Smokler

By:	/s/ Carol Smokler Carol Smokler

By:	/s/ Peter Cocoziello Peter Cocoziello